                                                                     EXHIBIT 2.2
                  AGREEMENT FOR PURCHASE AND SALE OF BUSINESS ASSETS

     THIS AGREEMENT is entered into by and between, RODWAY CHEVROLET CO., A California corporation (hereinafter referred to as "Seller"), and LITHIA MOTORS, INC., an Oregon corporation, or its nominee (hereinafter referred to as "Buyer").

     RECITALS:

     Seller is a California business corporation engaged in the business of selling and servicing Chevrolet, Mazda and Isuzu motor vehicles and related parts and accessories from premises located at 200 E. Cypress Avenue, Redding, California 96002 (the "Business Real PROPERTY"), and holds franchises issued by Chevrolet Motor Division of General Motors Corporation, Mazda Motor Sales of America, Inc. and American Isuzu Motors, Inc.

     Buyer wishes to purchase from Seller, and Seller is willing to sell to Buyer, all assets relating to Seller's Chevrolet, Mazda and Isuzu franchises at the Business Real Property conditioned upon the above referenced Franchisors granting to Buyer a franchise for the sale of new Chevrolet, Mazda and Isuzu motor vehicles, respectively, in the same location as Seller's franchises.

     Buyer (or a related entity) also wishes to purchase the real property and improvements which constitute the Business Real Property, and the purchase of Seller's business assets shall be conditioned upon the simultaneous closing of the purchase of that real property by Buyer.

     NOW, THEREFORE, IN CONSIDERATION OF the mutual promises set forth herein, the parties agree as follows:

     1. DEFINITIONS. In this Agreement, the following words shall have the indicated meanings:

          (a) "CLOSING" shall refer to the consummation of the transaction contemplated under this Agreement in accordance with the terms hereof, and "CLOSING DATE" shall refer to June 18,1998.

          (b) "SELLERS BUSINESS" shall refer to any and all activities conducted by Seller in Redding, California, relating to the marketing and sale of new Chevrolet, Mazda and Isuzu vehicles and associated parts and accessories, and the repair and servicing of new or used Chevrolet, Mazda and Isuzu vehicles.

          (c) "PURCHASED ASSETS" shall refer to those assets which are identified in Paragraph 2 as being purchased and sold by the parties hereunder.

          (d) Sellers "EQUIPMENT" shall refer to tangible personal property owned or used by Seller in connection with Seller's business, including, but not limited to, all of Seller's machinery, tools, signs, office equipment, computer equipment, computer programs, microfiches, parts lists, repair manuals, sales or service brochures, furniture and fixtures, and all of Seller's leasehold improvements to the Business Real Property. Prior to the Closing Date, a list of the "Equipment" shall be attached hereto as Exhibit "A". Buyer and Seller have acknowledged that certain equipment used by Seller and included in this definition is presently certain equipment used by Seller and included in this definition is presently owned by All-Way Leasing, Inc., ("All-Way"), a

California corporation. Prior to the Closing Date, a listing prepared by Seller of certain personal items being retained by Seller and NOT being purchased by Buyer shall be attached hereto as Exhibit "B".

          (e) Seller's "Intangible Assets" shall refer to Seller's telephone and fax numbers, service customer lists, sales customer lists, all rights of Seller under contracts assigned to and assumed by Buyer pursuant to this Agreement, all goodwill associated with Seller's Business, and all other intangible rights and interests of any value relating to Seller's Business; provided, however, that Seller's business name ("Rodway Chevrolet, Mazda, Isuzu") is not included within the Intangible Assets being sold by Seller hereunder.

          (f) "Business Real Property" shall refer to that certain real property owned by Shasta Enterprises in Redding, California, which is a portion of Assessor's Parcel Number 107-360-191 and more commonly known as the Rodway Chevrolet-Mazda-Isuzu automobile dealership premises, the address of which is 200 E. Cypress Avenue, Redding, California, as depicted on Exhibit "D", which is attached hereto and incorporated herein by reference.

          (g) "Franchisor(s)" shall refer to Chevrolet Motor Division of General Motors Corporation, Mazda Motor Sales of America, Inc., and American Isuzu Motors, Inc.

          (h) "New Vehicle" shall refer to a Chevrolet, Mazda or Isuzu motor vehicle which: (i) is unregistered and unused, (ii) is from the 1996, 1997 or 1998 model year, (iii) has been driven for less than 500 odometer miles, and
(iv) may be represented or warranted to consumers as "new" under California law. "Rollback Vehicle" shall mean an unregistered vehicle from the 1996, 1997 or 1998 model year which has been sold to a customer by Seller but returned because of the customer's inability for whatever reason, to complete the purchase. "DEMONSTRATOR Vehicle" shall mean an unregistered vehicle from the 1996, 1997 or 1998 model year, which has been used and operated by Seller on dealer plates for sales demonstration purposes. "Used Vehicle" shall mean any vehicle which is not a "new vehicle", a "demonstrator vehicle" or a "rollback vehicle" as defined in the three preceding sentences.

          (i) "Date of this Agreement" shall refer to the first date upon which this Agreement has been signed by all of the parties.

          (1) All amounts payable by Buyer to Seller at Closing shall be paid by certified check drawn against a bank of Buyer's choice having offices located in Jackson County, Oregon, or by whatever other means shall be acceptable to Seller.

     2. PURCHASED ASSETS. Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, the assets identified in Paragraphs 3, 4, 5, 6, 7 and 8 of this Agreement (the "Purchased Assets"). Excluded from this transaction are Seller's cash, accounts receivable, notes receivable, banking accounts and deposits, and all other assets not identified in Paragraphs 3, 4, 5, 6, 7 and 8 of this Agreement.

     3. INVENTORY OF NEW VEHICLES, DEMONSTRATOR VEHICLES, ROLLBACK VEHICLES AND USED VEHICLES. Buyer shall purchase Seller's entire inventory of new Chevrolet, Mazda and Isuzu vehicles, as that inventory exists on the Closing Date. Buyer also shall purchase Seller's entire inventory of demonstrator vehicles, rollback vehicles and used vehicles as that inventory exists on the Closing Date.

          (a) PRICE OF NEW VEHICLES. The purchase price for each of Sellers new 1996, 1997 and 1998 vehicles shall be equal to Seller's factory invoice cost adjusted to reflect any holdback, carryover allowance, incentives, or price adjustments which are received by or credited to Seller at the completion of the new vehicle inventory (i.e., on the final day of the inventory at such time as the inventory is reported to representatives of Lithia and Rodway), and further adjusted for the addition (or removal) of accessories and/or equipment at Seller's internal cost for parts and labor., With respect to vehicles "in transit" (i.e., those vehicles which are not "on the ground" at the Business Property at the completion of the new vehicle inventory), any holdback, carryover allowance, incentives, price adjustments, advertising and flooring allowance will be paid to Buyer at such time as Seller has received the same from the manufacturer.

          (b) DEDUCTION FOR DAMAGE TO NEW VEHICLES. Immediately prior to Closing, Buyer and Seller shall jointly inspect Seller's inventory of new vehicles. If any new vehicle purchased by Buyer from Seller is damaged, and the cost of repairing that damage would be more than $1,000.00, then that vehicle shall be treated as a used vehicle for purposes of Paragraph 4 and this Paragraph 3, rather than as a new vehicle. If any vehicle in Seller's inventory of new vehicles is damaged, and the cost of repairing that damage is less than $1,000.00, then Buyer shall be obligated to purchase that vehicle as a new vehicle, and the price for that vehicle, as determined under subparagraph 3(a), shall be reduced by the actual net cost to Buyer of repairing that damage. If Buyer and Seller are unable to agree upon the actual net cost to Buyer of repairing the damage to a vehicle, then Buyer and Seller shall select an independent third party to determine that repair cost, which determination shall be binding upon both Buyer and Seller.

          (c) PURCHASE ORDERS FOR NEW VEHICLES. Immediately prior to Closing, Buyer and Seller shall jointly review Seller's outstanding purchase orders for new vehicles ordered from Seller by customers but not delivered prior to Closing. At Closing, Seller shall assign to Buyer, and Buyer shall assume from Seller, all of Seller's rights (including customer deposits) and obligations (including sales commissions) under such purchase orders, provided, however, that Buyer shall not be obligated to assume Seller's rights or obligations with respect to any new vehicle purchase order which is at a price less than factory invoice, or which provides for a trade-in at a price or under terms unacceptable to Buyer.

          (d) PRICE FOR DEMONSTRATOR AND ROLLBACK VEHICLES. The price for each demonstrator vehicle shall be determined as provided in subparagraphs 3(a) and 3(b) and then reduced by 25 cents per mile for each odometer mile in excess of 4,000 miles on that vehicle. The price for each rollback vehicle shall be determined as provided in subparagraph 3(a), less ten percent (10%), and further adjusted as set forth in paragraph 3(b).

          (e) PRICE FOR USED VEHICLES. The purchase price for each of Seller's used vehicles shall be the wholesale value of the vehicle as determined by the then current edition of Kelley Blue Book (including adjustments for mileage, equipment, reconditioning, etc...). If Buyer and Seller are unable to agree upon the appropriate adjustments for reconditioning, Buyer and Seller shall select an independent third party to determine that adjustment, which determination shall be binding upon both Buyer and Seller.

          (f) USED VEHICLE DISCLOSURES. Prior to closing, Seller shall provide Buyer with access to Seller's purchase and repair documentation for the used vehicles, and at the closing provide to Buyer legal odometer statements and free and clear title for each of the used vehicles. All vehicles are sold "As-Is" without warranty, either express or implied.

          (g) PAYMENT FOR NEW, DEMONSTRATOR, ROLLBACK AND USED VEHICLES. The aggregate purchase price for all new, demonstrator, rollback and used vehicles purchased by Buyer from Seller shall be paid in full outside of escrow.

     4. INVENTORY OF NEW PARTS AND ACCESSORIES. Buyer shall purchase Seller's entire inventory of new, undamaged and remanufactured Chevrolet, Mazda and Isuzu vehicle parts and accessories manufactured by Franchisors and/or third party suppliers listed on the current supplier's price list (including parts with superceded numbers), as that inventory exists on the inventory date. Buyer shall have no obligation to purchase from Seller any parts or accessories which are used or damaged. Prior to Closing, Seller shall maintain Seller's inventory of parts and accessories at a level consistent with good business practices and Seller's normal and regular course of business.

          (a) PRICE FOR PARTS AND ACCESSORIES. The purchase price for each item in Seller's inventory of new, remanufactured and undamaged parts and accessories for Chevrolet, Mazda and Isuzu vehicles (whether manufactured by Franchisors or third party suppliers) shall be the net cost for that item as set forth in the then most recent price book published by the supplier of that item.

          (b) DETERMINATION OF INVENTORY OF PARTS AND ACCESSORIES. Seller's inventory of new, remanufactured and undamaged Chevrolet, Mazda and Isuzu parts and accessories (whether manufactured by Franchisor or third party suppliers) shall be determined immediately prior to Closing (or on whatever earlier date shall be selected by mutual agreement of the parties) by an inventory to be conducted by appointees of Buyer and Seller. Buyer and Seller shall each be responsible for the cost of their respective representatives. The inventory shall be priced and extended as soon thereafter as possible.

          (c) PAYMENT FOR INVENTORY OF NEW PARTS AND ACCESSORIES. The purchase price for Seller's inventory of parts and accessories shall be paid in full at Closing.

     5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS. Seller agrees to sell all of the Equipment to Buyer, and Buyer agrees to purchase the Equipment from Seller. Seller warrants to Buyer that the items listed on Exhibit "A" constitute tangible personal property (other than inventory, consumable supplies or those items listed on Exhibit "B") which, during the six (6) months preceding Closing,
has owned or used by Seller in connection with Seller's Business.   Buyer shall
have the right to fully inspect the Equipment. Any Parts delivery or shop vehicles which may be included in this section will be purchased by Buyer as part of Seller's Used Vehicle inventory

          (a) PRICE FOR EGUIPMENT. The purchase price for Equipment purchased by Seller or All-Way on or after January 1,1996, shall be the invoice amount thereof. The purchase price for Equipment purchased by Seller or All-Way prior to January 1, 1996, shall be the current fair market value. Notwithstanding the foregoing, (i) the UCS computer system (and related hardware) owned by All-Way and present at the Business Property and All-Way Leasing's corporate office shall be purchased by Buyer for its fair market value or One Hundred Fifty Thousand and 00/100 Dollars ($150,000.00), whichever is greater, and (ii) the purchase price for the electronic message center owned by All-Way and located at 300 E. Cypress Avenue, Redding, California, shall be Fifty Thousand and 00/100 Dollars ($50,000.00). The current fair market shall be determined by an appraisal; the decision of the appraiser shall be binding upon Buyer and Seller. The appraisal shall be determined prior to the Closing on a date mutually agreeable to the parties. Buyer and Seller shall each be responsible for 50% of the fees charged by the appraiser. Seller agrees that Buyer shall have the right to allocate the aggregate purchase price for the Equipment among the various items of Equipment in whatever manner Buyer, in the exercise of its reasonable discretion, believes will best reflect the relative fair market values of those items.

          (b) PAYMENT FOR EQUIPMENT. The purchase price for the Equipment shall be paid as follows:

               (1) Prior to or simultaneously with the execution of this Agreement, Buyer is making an earnest money deposit to Chicago Title Company, in Redding, California, in the amount of $500,000.00, which earnest money deposit, together with all interest earned thereon, shall be credited at Closing against the purchase price for the Equipment.

               (2) The balance of the purchase price for the Equipment shall be paid in full at Closing.

          (c) Buyer shall purchase Seller's leasehold improvements for the sum of $166,371, which amount shall be paid in full at the closing. The leasehold improvements are transferred to Buyer in as-is condition, without warranty, either express or implied.

     6. SUPPLIES. Buyer shall purchase all of the gas, oil, nuts, bolts, and other supplies which are held for use in Seller's Business; provided, however, that Buyer shall not be obligated to purchase used or damaged items or supplies. The price for all such supplies shall be Seller's actual net cost, as determined by mutual agreement of the parties, and shall be paid to Seller at Closing. Buyer shall purchase prepaid expenses of Seller which are assignable from Seller to Buyer.

     7. REPAIR WORK IN PROGRESS. Buyer shall purchase all of Seller's vehicle repair work in progress (in-house and subcontracted), at a price equal to Seller's actual net cost (before profit and overhead) for all work performed prior to Closing. The purchase price for work in progress shall be paid at Closing.

     8.   INTANGIBLE ASSETS. Buyer shall purchase all of Seller's Intangible
Assets.

          (a) The aggregate purchase price for Seller's Intangible Assets shall be Two Million One Hundred Fifty Thousand and 00/100 Dollars ($2,150,000.00). This $2,150,000.00 purchase price shall be allocated entirely to goodwill and all other intangible assets shall be at no charge; provided, however, that no value shall be allocated to the non-transferable Chevrolet, Mazda and Isuzu franchises issued by the Franchisors. This $2,150,000.00 purchase price shall be paid at the Closing.

           (b) In order for Buyer to receive the full benefit of the intangible goodwill being purchased by Buyer, it will be necessary for Seller to perform no-charge repair work and vehicle warranty work with respect to vehicles repaired or sold by Seller prior to Closing. In partial consideration of the $2,150,000.00 amount being paid by Buyer for the Intangible Assets, Seller agrees to reimburse Buyer for the full list price, less 25% of repair and warranty services which were not covered by factory warranty and which are performed by Buyer within ninety (90) days or three thousand (3,000) miles from the date of completion of Seller's repairs as provided in Seller's warranty for labor performed (as set forth on the reverse of Seller's repair orders). Buyer agrees to obtain Seller's prior approval before performing any such repairs. Seller agrees to reimburse Buyer pursuant to the preceding sentence on a monthly basis, with payment to be made within ten (10) days after Buyer submits a billing for the net cost of repair and warranty services performed during the preceding calendar month.

     9.   BULK TRANSFERS.   It is the intention of the parties that this
transaction comply with Division Six of the California Uniform Commercial Code, more commonly known as Uniform Commercial Code - Bulk Transfers, and Seller shall take all actions necessary to comply therewith. Seller will not commence with the publishing of such notice until such time as Buyer has obtained approval from Franchisors as an authorized Chevrolet, Mazda and Isuzu dealer.

     10. LIMITATION ON LIABILITIES ASSUMED. Except as provided in subparagraph 3(d), Paragraph 7 and Paragraph 8, Buyer shall not, by reason of this Agreement or Buyer's purchase of the Purchased Assets, take responsibility for any liabilities, debts or obligations of Seller (including Seller's trade payables, account payables, obligations to employees, or tax liabilities).

     11. WARRANTIES OF SELLER. Seller makes the following warranties to Buyer, with the intent that Buyer rely thereon:

          (a) CORPORATE ORGANIZATION. Seller is a corporation organized, validly existing, and in good standing under the laws of the State of California. Seller is authorized to do business in the State of California, and has full power and authority to own, use, and sell its assets.

          (b) CORPORATE AUTHORITY. This agreement is subject to approval by Seller's attorney and certified public accountant within five (5) days after the date of this Agreement. This Agreement will not violate any judicial, governmental or administrative decree, order, writ, injunction, or judgment, and will not conflict with or constitute a default under Seller's bylaws, or any contract, agreement, or other instrument to which Seller is a party or by which it may be bound.

          (c) EMPLOYEE ISSUES. To Seller's knowledge, no employees of Seller are members of any union. Within ten (10) days after Franchisors' approval of Buyer as a Chevrolet, Mazda and Isuzu dealer, Seller shall provide to Buyer the following: (i) a list of Seller's employees, (ii) a written disclosure of all benefits made available to Seller's employees (including qualified and non-qualified retirement plans), and (iii) access to all personnel files for seller's employees, unless the providing of such information would, in Seller's reasonable discretion, be prohibited by State or Federal law. All employee benefit plans maintained by Seller for its employees shall be fully funded prior to Closing. Seller shall pay all wages, commissions, accrued vacation pay and other accrued compensation earned by Seller's employees prior to Closing (together with all accrued FICA and withholding taxes). Seller shall terminate the employment of all of Seller's employees effective as of the close of business on the Closing Date. Except as otherwise agreed between the parties, Buyer may, in Buyer's sole discretion (but shall not be obligated to) hire any of Seller's employees.

          (d) UNDISCLOSED LIABILITIES AND CONTRACTUAL COMMITMENTS. Except as otherwise disclosed in this Agreement (or in an attached Exhibit), the following statements are true as of the date of this Agreement and shall be true at
Closing: (i) Seller does not have any liabilities which would materially impair Buyer's use of the Purchased Assets, (ii) Seller is not a party to any contracts or commitments which would materially impair Buyer's use of the Purchased Assets, (iii) no law suit or action, administrative proceeding, arbitration proceeding, governmental investigation, or other legal or equitable proceeding of any kind is pending or threatened against Seller which would materially affect the value of the Purchased Assets, and (iv) Seller has all licenses, permits and authorizations required by any federal, state or local governmental or regulatory agency in order to operate Seller's Business, and knows of no reason why any such license or permit might be subject to revocation. If any claim is asserted against Buyer after Closing with respect to any obligation of Seller which Seller has failed to disclose to Buyer in writing, or which Seller has disclosed but failed to pay, then Buyer shall give prompt written notice of that claim to Seller. Seller shall indemnify Buyer with respect to all such obligations.

          (e) CONDITION OF EQUIPMENT. Each item of the Equipment shall be in good operating condition at Closing. Seller will continue to perform routine maintenance and repairs with respect to the Equipment prior to Closing, Buyer shall have thirty days prior to the Closing within which to advise Seller in writing if any item of Equipment is not in good operating condition. Seller shall thereupon have the option to repair or replace that item, or remove that item from the items to be purchased by Buyer.

          (f) GOOD TITLE. Seller has, and shall transfer to Buyer at Closing, good and marketable title to all of the Purchased Assets, free and clear of all security interests, liens, equitable interests, leases, assessments, restrictions, reservations, or other burdens of any kind. All current and accrued taxes which may become a lien against any of the Purchased Assets shall have been paid by Seller prior to Closing (including property taxes, sales taxes and excise taxes).

          (g) NO TOXIC MATERIALS DISCHARGED. Except as disclosed by Seller on Exhibit "C" attached hereto, (i) no activity in connection with Seller's Business prior to Closing shall have produced any toxic materials, the presence or use of which upon the Business Real Property would violate any federal, state or other governmental law, regulation or order or would require reporting to any governmental authority, and (ii) there are no underground fuel tanks, or underground waste oil tanks located on the Business Real Property, except the oil receptacles related to the underground hoists and (iii) the Business Real Property is otherwise free and clear of any toxic materials. For purposes of this subparagraph (h), the phrase "toxic materials" shall include but not be limited to any and all substances deemed to be pollutants, toxic materials or hazardous materials under any state or federal law. Seller has furnished to Buyer, prior to the date of this Agreement, copies of all environmental reports and certificates of compliance relating to Seller's Business and the Business Real Property. Upon the execution of this Agreement, Buyer MAY, at Buyer's sole expense, engage an appropriate environmental firm which is acceptable to Buyer to conduct an investigation and produce a Phase One and/or Two Environmental Report regarding the Business Real Property. If a Phase Two environmental assessment discloses that the Business Real Property is, or is likely to be, materially contaminated by the presence of toxic materials, and if Buyer provides Seller with a written demand to remediate, cleanup, detoxify and decontaminate any and all such contamination as a condition of Closing, then Seller shall be obligated (at Seller's sole expense) to either: (i) complete such remediation, cleanup, detoxification and/or decontamination prior to, and as a condition of, Closing, at Seller's sole expense, (ii) place sufficient funds into escrow at Closing to cover the expense of the required remedy, or
(iii) cancel this transaction.

          (h) FRANCHISOR'S CONSENT. Seller shall take all actions which are reasonably necessary on Seller's part to obtain the consent of the Franchisors to the issuance to Buyer of a franchise for the sale of new Chevrolet, Mazda and Isuzu vehicles in the same geographical area as Seller's current franchises in Redding, California.

          (i) INDEMNIFICATION FOR BREACH OF WARRANTIES. The parties shall indemnify and hold the other harmless from and against all losses, damages and costs (including attorney fees and court costs) relating to any breach of warranty made by that party in this Agreement (either on the date of this Agreement or at the time of Closing).

          (j) SHAREHOLDER WARRANTIES. Neither the shareholders or officers of the Seller will be required to make any individual warranties. Further, Buyer acknowledges that the Seller has made no representations or promises of any description regarding the past, present or future profitability of the franchises, that Buyer has conducted its own due diligence and has approached Seller on its own and requested Seller to sell its assets, and that Seller shall not be required to furnish any financial records nor allow any audit of financial records or tax returns of the business and that the Buyer has not relied upon any financial records or tax returns in making its decision to purchase the business.

          (k) ALL-WAY'S CONSENT. Seller warrants that it has obtained the approval and consent of All-Way to offer for sale the equipment included in subparagraph 1(d) and that All-Way shall transfer title to said equipment direct to Buyer pursuant to this Agreement.

     12. ADDITIONAL CONDITIONS PRECEDENT TO SELLER'S OBLIGATIONS. THIS AGREEMENT SHALL have been authorized by the board of directors of Seller within five (5) days after the date of this Agreement.

     13. CONDUCT OF BUSINESS PENDING CLOSING. Seller warrants that during the period beginning on the date of this Agreement and ending at Closing: (i) Seller shall continue to operate Seller's Business in the usual and ordinary course, and in substantial conformity with all applicable laws, ordinances, regulations, rules or orders; (ii) Seller shall not allow any liens to be placed against any of the Purchased Assets unless those liens are discharged prior to Closing;
(iii) Seller shall not take any action which causes a material adverse change in the operations of Seller's Business; (iv) Seller shall not conduct any sale which shall use the words or phrase "Going Out of Business Sale"; (v) Seller shall use its best efforts to preserve the value of the Chevrolet, Mazda and Isuzu franchises in Redding, California.

     13. REPRESENTATIONS AND WARRANTIES OF BUYER. BUYER HEREBY MAKES THE FOLLOWING REPRESENTATIONS and warranties to Seller, with the intent that Seller rely thereon:

          (a) ORGANIZATION. Lithia Motors, Inc. is a corporation organized, validly existing and in good standing under the laws of the State of Oregon, and is entitled to own property and to carry on its business.

          (b) AUTHORITY. This Agreement must be authorized by the board of directors of Lithia Motors, Inc. within five (5) days after the date of this Agreement. This Agreement does not violate the provision of any judicial, governmental or administrative decree, order, writ, injunction, or judgment, or conflict with or constitute a default under, the Article or bylaws of Lithia Motors, Inc., or any contract, agreement, or other instrument to which Lithia Motors, Inc. is a party. Seller has the right to rescind this Agreement until accepted by Buyer's board of directors as herein set forth.

          (c) Buyer will make all efforts to submit a completed dealer application to Chevrolet Division, General Motors Corporation, within twenty one (21) days from Buyer's execution of this Agreement, and Buyer will diligently make all efforts to obtain a Dealer Sales and Service Agreement from the Franchisors on or before June 1, 1998. /or as soon thereafter as is reasonably practicable.

     15. ADDITIONAL CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS. The obligation of Buyer to close this transaction is subject to each of the following conditions (each of which is for the benefit of Buyer and may be waived by Buyer), and Buyer shall have the right to rescind this Agreement if any of the following conditions is not satisfied in accordance with its terms:

          (a) Buyer shall have obtained from Franchisors, prior to the Final Closing Date, a franchise to sell new Chevrolet, Mazda and Isuzu vehicles in the same location as Seller's current franchises in Redding, California (as evidenced by the issuance to Buyer by Franchisor of an appropriate Dealership Sales and Service Agreement, and the approval of Buyer as the publicly owned Dealer-Operator of the franchise), and Buyer agrees to use its best reasonable efforts to obtain those franchises.

          (b) Buyer shall have approved any facility improvement requirements which may be imposed by Franchisors; provided, Buyer's approval shall not be unreasonably withheld.

          (c) Buyer shall have been permitted to inspect the Business Real Property. All leases which are necessary for the beneficial use by Buyer of the Business Real Property shall be closed concurrently with this transaction under terms and conditions set forth in this Agreement.

          (d) All of Seller's agreements and warranties set forth in this Agreement shall be true and correct at Closing; provided that Buyers decision to close this transaction shall not release Seller from liability to Buyer for any warranty which is subsequently determined to be untrue or incorrect.

          (e) This agreement shall have been authorized by the board of directors of Lithia Motors Inc. within five (5) days after the date of this Agreement.

     16. CLOSING. The parties shall make all reasonable effort to close the purchase and sale under this Agreement at or before 5:00 p.m., Pacific Standard Time, on or before June 18, 1998, at the offices of Chicago Title Company, 1647 Court Street, Redding, California, or at such other location as shall be selected by mutual agreement of the parties.

          (a) Immediately upon execution of this Agreement by the parties, the parties shall establish a closing escrow account at Chicago Title Company in Redding, California, (the "Closing Escrow Agent"). Buyer and Seller each shall pay one-half (1/2) of the closing escrow fees. Buyer and Seller agree to execute whatever reasonable escrow instructions may be required by Closing Escrow Agent in connection with this transaction. In the event of any conflict between those escrow instructions and this Agreement, the terms of this Agreement shall prevail. Upon the execution of this Agreement, Buyer shall deliver to Closing Escrow Agent the sum of $500,000.00 (the deposit), which amount shall immediately be placed into an interest bearing account. The deposit plus interest shall be credited to Buyer and shall be applied against the purchase price for the Equipment at Closing as provided in Paragraph 5, or if the Closing fails to occur, then the deposit shall be disbursed as set forth hereinafter.

          (b) In all events, the Closing of the transaction contemplated under this Agreement shall occur (if at all) on or before June 18, 1998.

          (c) If this transaction closes as provided herein, then actual possession and all risk of loss, damage or destruction with respect to the Purchased Assets, shall be deemed to have been delivered to Buyer at the close of escrow.

          (d) At Closing, and coincidentally with the performance of the obligations to be performed by Buyer at Closing, Seller shall deliver to Buyer the following: (i) all bills of sale, assignments and other instruments of transfer, in form and substance reasonably satisfactory to Buyer, which shall be necessary to convey the Purchased Assets to Buyer; and (ii) all other documents required under this Agreement.

          (e) At Closing, and coincidentally with the performance of all obligations required of Seller at Closing, Buyer shall deliver to Seller the following: (i) payment for the Purchased Assets; and (ii) all other payments and documents required under this Agreement. Buyer shall be responsible for all sales taxes payable in connection with the transaction.

          (f) If Closing does not take place on or before June 18, 1998, because there has been a failure of any condition precedent set forth in Paragraphs 12 or 15 or because Seller has elected to rescind the Agreement pursuant to subparagraph 11(g), then: (i) all rights and obligations of both parties under this Agreement shall terminate, (ii) Buyer shall be entitled to a refund of the entire $500,000.00 earnest money deposit (and interest earned thereon) referred to in subparagraph 5(b) and (iii) this Agreement and all predecessor agreements shall thereafter be void and of no effect.

          (f) If Closing does not take place on or before June 18, 1998, because of Buyer's material breach of this Agreement, the parties recognize that Seller may be entitled to damages for such breach. HOWEVER, THE PARTIES AGREE THAT IT IS EXTREMELY DIFFICULT AND IMPRACTICAL TO ASCERTAIN THE EXTENT OF SUCH DAMAGES AND, TO AVOID THIS PROBLEM, BUYER AND SELLER AGREE THAT IN THE EVENT OF SUCH BREACH BY BUYER, THEN THE $500,000.00 EARNEST MONEY DEPOSIT DELIVERED BY BUYER TO THE CLOSING ESCROW AGENT (TOGETHER WITH ALL INTEREST EARNED THEREON WHILE HELD BY THE CLOSING ESCROW AGENT) SHALL BE FORFEITED TO SELLER AS SELLER'S SOLE AND EXCLUSIVE REMEDY FOR BUYER'S BREACH, AND SELLER SHALL HAVE NO OTHER RIGHTS OR REMEDIES AGAINST BUYER BY REASON OF THAT BREACH. THE ABOVE AMOUNT HAS BEEN AGREED UPON THE PARTIES AS A REASONABLE ESTIMATE BY BUYER AND SELLER OF SELLER'S DAMAGES IN THE EVENT OF SUCH A DEFAULT, AND THE PARTIES SPECIFICALLY ACKNOWLEDGE THEIR AGREEMENT TO THE PROVISIONS OF THIS SECTION BY PLACING THEIR INITIALS BELOW:

     _________Buyer              _______Seller.


In the event of such breach, escrow is directed to release said funds to Seller. If Closing does not take place on or before the Final Closing Date because of Seller's material breach of this Agreement, then Buyer shall be entitled to: (i) a refund of the entire $500,000.00 earnest money deposit previously delivered by Buyer to the Closing Escrow Agent (together with all interest earned thereon while held by the Closing Escrow Agent), (ii) any and all other rights and remedies for that breach which are specified in this Agreement or which may be provided by law or in equity.

          (h) Both parties agree to make a good faith effort to execute and deliver all documents, with the exception of Seller's financial or tax records, and complete all actions reasonably necessary to consummate this transaction.

     17.  SELLER'S ACCOUNTS RECEIVABLE.   For a period of six (6) months after
Closing, Buyer shall, on Seller's behalf, and at no charge to Seller, accept any payment with respect to Seller's customer receivables and other receivables arising out of the operation of Seller's Business prior to Closing. All collected receivables from vehicle sales shall be delivered to Seller within ten
(10) days after collection,
and all other collected receivables shall be delivered to Seller on a monthly basis. Buyer shall have no obligation to undertake collection efforts with respect to Seller's receivables, and Buyer's only obligation shall be to account for and pay over Seller's receivables which are actually received by Buyer. Seller shall be provided with reasonable access to Buyer's Chevrolet, Mazda and Isuzu communication equipment for the above time period, at no cost to Seller, for purposes of processing claims with the Franchisors.

     18. SURVIVAL OF REPRESENTATIONS. ALL REPRESENTATIONS, WARRANTIES, INDEMNIFICATION obligations and covenants made in this Agreement shall survive the Closing, and shall remain in effect until the expiration of the latest period allowable in any applicable statute of limitations.

     19. ASSIGNMENT BY BUYER. Subject to Seller's prior written consent, which shall not be unreasonably withheld, Lithia Motors, Inc. shall have the right to assign all rights and obligations of Lithia Motors, Inc. as "Buyer" under this Agreement. Provided, Seller's consent shall not be required if the assignee is a corporation, the stock of which is owned entirely by Buyer. In the event of any such assignment, the assignee shall assume all rights and obligations of the Buyer under this Agreement, and Lithia Motors, Inc., shall remain jointly and severally liable for all obligations of the Buyer.

     20. PURCHASE OF REAL PROPERTY. AS A CONDITION TO THE CLOSING of the transaction contemplated under this Agreement, Buyer (or a related entity) agrees to purchase the Business Real Property pursuant to the real estate purchase agreement which is attached hereto as Exhibit "D" and incorporated herein by reference.

     21.  MISCELLANEOUS.

          (a) There are no oral agreements or representations between the parties which affect this transaction, and this Agreement supercedes all previous negotiations, warranties, representations and understandings between the parties. True copies of all documents referenced in this Agreement are attached hereto. If any provision of this Agreement shall be determined to be void by any court of competent jurisdiction, then that determination shall not affect any other provision of this Agreement, and all other provisions shall remain in full force and effect. If any provision of this Agreement is capable of two constructions, only one of which would render the provision valid, then the provision shall have the meaning which renders it valid. The paragraph headings in this Agreement are for convenience purposes only, and do not in any way define or construe the contents of this Agreement.

          (b) This Agreement shall be governed and performed in accordance with the laws of the state of California. Each of the parties hereby irrevocably submits to the jurisdiction of the courts of Shasta County, California, and agrees that any legal proceedings with respect to this Agreement shall be filed and heard in the appropriate court in Shasta County, California.

          (c) This Agreement may be executed in multiple counterparts, each of which shall be an original, and all of which shall constitute a single instrument, when signed by both of the parties. This Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the respective parties.

          (d) Waiver by either party of strict performance of any provision of this Agreement shall not be a waiver of, and shall not prejudice the party's right to subsequently require strict performance of, the same provision or any other provision. The consent or approval of either party to any act by the other party of a nature requiring consent or approval shall not render unnecessary the consent to or approval of any subsequent similar act.

          (e) All notices provided for herein shall be in writing and shall be deemed to be duly given when mailed by United States certified mail, postage prepaid, to the last-known address of the party entitled to receive the notice, or when personally delivered to that party.

          (f)  Time is of the essence to this Agreement.

          (g) Should any party hereto institute any action or proceedings to enforce or interpret any provision hereof, or for damages by reason of any alleged breach of any provision of this Agreement, the prevailing party shall be entitled to recover from the losing party or parties such amount as the court may adjudge to be reasonable attorney's fees for services rendered to the prevailing party in such action or proceeding. The term "prevailing party" as used in this section shall include, without limitation, any party who is made a defendant in litigation in which damages and/or other relief may be sought against such party and a final judgment or dismissal or decree is entered in such litigation in favor of such party defendant.

          (h) Seller and Buyer agree to hold the other party harmless from any claims relative to their respective obligations or operation of the dealership. Therefore, Seller would agree to hold Lithia Motors harmless from any claims dealing with the opefation of the business up to the point of sale and Lithia Motors would agree to hold Seller harmless from any claims which arise after the time of sale.

          (i) The parties agree that all hard copies of customer service files shall remain in the possession of Buyer at the Business Real Property for a period of one (1) year following the Closing and that Seller shall have unrestricted access thereto. Buyer shall maintain the files in good condition. Upon expiration of the one (1) year period, the records shall be returned to Seller.

          (1) Subsequent to Buyer having obtained appointment as a franchised Chevrolet, Mazda and Isuzu dealer, Buyer may interview Seller's employees for prospective employment with Buyer.

          (k) The parties agree that this Agreement shall become null and void in the event Buyer shall fail to be appointed as a franchised Chevrolet, Mazda and Isuzu dealer (or receive a similar commitment from said manufacturers) by close of business on June 1, 1998.

          (l) Each of the parties to this Agreement shall pay its respective attorney's fees, consultant's fees and any other similar costs associated with this transaction. Buyer and Seller represent that except as otherwise herein provided, neither party has dealt with any broker, consultant or finder in connection with this Agreement and that no fees are due and payable. The parties agree to indemnify and hold the other harmless with respect to any such fee, commission, or assertion therefor, alleged to be payable because of any act, omission, or statement of the indemnifying party, and each party agrees to be responsible for its respective fees, commissions and/or costs.

          (m) The parties to this Agreement waive the rule of construction which provides that ambiguities are to be resolved against the drafter of the agreement. The parties agree that ambiguities, if any, are to be resolved in the same manner as would have been the case if this Agreement had been jointly conceived and drafted.

          (n) The terms of this Agreement shall be held in the strictest confidence and shall not be disclosed by either party prior to the Closing, except insofar as such information may be required by law to be disclosed to Buyer's shareholders pursuant to the Securities and Exchange Act of 1934. Subsequent to the Closing, all terms related to the price paid for vehicles, equipment, inventory, leasehold improvements, goodwill, the Business Real Property, or other assets under the Agreement shall not be disclosed by either party, except insofar as may be required as may be set forth above or pursuant to litigation between the parties related to this Agreement.


     IN WITNESS WHEREOF, the parties have executed this Agreement on the dates indicated below.



SELLER:   RODWAY CHEVROLET CO., a California corporation


By  /s/ Antonio Rodriguez,
    -----------------------
    /s/  Antonio Rodriguez, Attorney in Fact          3/19/98
    ---------------------------------------------     -------
         Antonio Rodriguez, President                  Dated



BUYER:    LITHIA MOTORS, INC.,  an Oregon corporation


By   /s/ B Gray                                       3/19/98
    ---------------------------------------------     -------
      Brad Gray, Executive Vice President
                                                        Dated